UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number 001-33462 CUSIP Number 45784P101
NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR

For Period Ended: June 30, 2015

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Insulet Corporation
Full Name of Registrant

Former Name if Applicable

600 Technology Park Drive, Suite 200
Address of Principal Executive Office (Street and Number)

Billerica, Massachusetts 01821
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Insulet Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its quarterly report on Form 10-Q for the quarter ended June 30, 2015 (the “2015 Second Quarter Form 10-Q”) at this time because it is continuing a previously-announced review that management initiated related to certain revenue recognized in prior periods and is in the process of performing final internal and external audit-related review procedures related to these matters. The Company currently does not expect that this review will have any material impact on its previously reported financial results; however, the Company requires additional time to complete these procedures. At this time, the Company anticipates that it will file the 2015 Second Quarter Form 10-Q on or before Monday, August 17, 2015.

This Form 12b-25 contains forward-looking statements concerning the Company’s expectations, anticipations, intentions, beliefs or strategies regarding the future, including those related to its estimated revenue (as described below), as well as the expected timing of the filing of the 2015 Second Quarter Form 10-Q. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that such future developments will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond its control) or other assumptions that may cause actual results, performance and timing to be materially different from those expressed or implied by these forward-looking statements.

(1) Name and telephone number of person to contact in regard to this notification

Michael L. Levitz	(978)	600-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No *See footnote.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company anticipates that its revenue for the quarter ended June 30, 2015 (the “2015 Second Quarter”) will be consistent with the amounts reported in the Company’s press release dated July 29, 2015, “Insulet Reports Preliminary Second Quarter 2015 Revenue Results,” which was furnished as Exhibit 99.1 to the Company’s current report on Form 8-K filed on July 30, 2015. At this time, the Company anticipates that it will file the 2015 Second Quarter Form 10-Q on or before Monday, August 17, 2015.

Insulet Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2015	/s/ Michael L. Levitz
Michael L. Levitz
Chief Financial Officer (Principal Financial and Accounting Officer)